Exhibit (a)(1)(E)

AMENDMENT AND SUPPLEMENT NO. 1 TO
OFFER TO PURCHASE

By

HEALTHCARE TRUST, INC.
405 PARK AVENUE, 4TH FLOOR
NEW YORK, NY 10022
(212) 415-6500

TO DECREASE THE NUMBER OF SHARES THE COMPANY IS OFFERING TO PURCHASE TO 230,000 SHARES AND EXTEND THE EXPIRATION OF THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS UNTIL 11:59 P.M. EASTERN TIME, APRIL 30, 2018, UNLESS EXTENDED OR WITHDRAWN

For

OFFER TO PURCHASE UP TO
230,000 SHARES OF ITS OUTSTANDING COMMON STOCK AT A PURCHASE PRICE OF $13.15 PER SHARE

Dear Stockholder:

Healthcare Trust, Inc. (the “Company,” “we,” “us,” or “our”) filed an offer to purchase (the “Original Offer to Purchase”) and a related letter of transmittal as exhibits to a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2018. These materials related to the Company’s offer to stockholders to purchase up to 2,000,000 shares of the Company’s common stock, par value $0.01 per share (“Shares”), for cash at a purchase price equal to $13.15 per Share, or $26.3 million in the aggregate, and they have been available to the Company’s stockholders and their brokers and financial advisors through the website maintained by the SEC. The Company, by this amendment and supplement to the Original Offer to Purchase (this “Supplement” and, together with the Original Offer to Purchase, as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), amends the Original Offer to Purchase such that (i) each reference in the Original Offer to Purchase to the number of Shares the Company is offering to purchase of “2,000,000” is hereby amended by replacing it with “230,000,” and (ii) each reference to the Expiration Date of  “April 12, 2018” is hereby amended by replacing it with “April 30, 2018.” This Supplement also reflects other revisions related to the change in the number of Shares the Company is offering to purchase and the Expiration Date, as well as revisions to reflect other events that have occurred since the date of Original Offer to Purchase, including the Company’s publication of an updated estimated per-share net asset value (“Estimated Per-Share NAV”) of the Shares.

This Supplement is being mailed to you together with, and should be read in conjunction with, the Original Offer to Purchase and an amended Letter of Transmittal (the “Letter of Transmittal”). This Supplement, the Original Offer to Purchase, the Letter of Transmittal and the Instructions to Letter of Transmittal, constitute the “Offer.”

Unless extended or withdrawn, the Offer, proration period and withdrawal rights will expire at 11:59 p.m. Eastern Time, on April 30, 2018 (the “Expiration Date”). You may tender all, a portion or none of your Shares.

Stockholders desiring to tender all or any portion of their Shares for purchase must complete and sign a Letter of Transmittal and deliver it to the Company in the manner set forth in “Procedures for Tendering Shares” in the Original Offer to Purchase.

Because of the “odd lot” priority and proration provisions described in this Offer to Purchase, less than all of the Shares tendered may be purchased if more than 230,000 Shares are properly tendered and not properly withdrawn. Only Shares properly tendered and not properly withdrawn will be eligible to be purchased. Shares tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Date.

Subject to complying with applicable law, we reserve the right, in our sole discretion, to change the Purchase Price and to increase or decrease the aggregate cost to us of the Shares sought in the Offer. In accordance with rules promulgated by the SEC, we may increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares without amending or extending the Offer. This could result in the number of Shares accepted for payment in the Offer increasing by up to approximately 1.8 million Shares.

The independent directors of the Company’s board of directors unanimously approved an Estimated Per-Share NAV of  $20.25 as of December 31, 2017. Because the Purchase Price is 35% less than the current Estimated Per-Share NAV of the Shares, the Company’s board of directors continues to recommend that stockholders DO NOT tender their Shares in the Offer.

For a full description of the methodologies and assumptions, as well as certain qualifications, used to value the Company’s assets and liabilities in connection with the calculation of Estimated Per-Share NAV, see the Company’s Current Report on Form 8-K dated April 3, 2018 filed with the SEC. As noted therein, because the Shares are not listed on a national securities exchange and there is no established trading market for the Shares, Estimated Per-Share NAV does not represent the: (i) the price at which Shares would trade at on a national securities exchange or a third party would pay for the Company, (ii) the amount a stockholder would obtain if he or she tried to sell his or her Shares or (iii) the amount stockholders would receive if the Company liquidated its assets and distributed the proceeds after paying all of its expenses and liabilities. Further, the Estimated Per-Share NAV was calculated as of a specific date, and the value of Shares will fluctuate over time as a result of, among other things, developments related to individual assets, changes in the real estate and capital markets, acquisitions or dispositions of assets, monthly distributions to stockholders and the distribution of proceeds from the sale of real estate to stockholders.

The Company’s board of directors acknowledges that each stockholder should evaluate whether to tender his or her Shares only after a review of the Offer. In addition, because the Shares are not listed on a national securities exchange, and because of the limited liquidity provided by the Company’s share repurchase program (the “SRP”), which is only open in the event of death or disability, the Company’s board of directors notes that each individual stockholder should determine whether to tender based on, among other considerations, his or her liquidity needs. On February 20, 2018, the Company’s board of directors modified the Company’s distribution policy to more closely align distributions with current cash flows, to enhance the Company’s ability to execute on the repositioning and growth of the portfolio, and to advance the long-term objective of providing a future liquidity event for shareholders. As of March 1, 2018, distributions began accruing at $0.85 per share on an annual basis, with the first distribution payment to be made at the new rate during the first week of April 2018. There can be no assurance the Company will be able to continue paying distributions at the new rate, or at all. For a full description of the change in the Company’s distribution policy, see the Company’s Current Report on Form 8-K dated February 23, 2018 filed with the SEC. There also can be no assurances with respect to when or if the Company will achieve a liquidity event, or as to the future value of the Shares.

DST Systems, Inc. (“DST”), in its capacity as Depositary, Paying Agent or Information Agent for the Offer, does not make any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make his or her own decision whether to tender Shares, and if so, how many Shares to tender. Stockholders are urged to evaluate carefully all information in the Offer, the Letter of Transmittal and the Schedule TO, including our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, and our Current Reports on Form 8-K which are incorporated herein by reference and can be found in the “Investor Relations” section of our website, www.healthcaretrustinc.com, and consult their own investment and tax advisors and make their own decisions whether to tender or refrain from tendering their Shares. No person has been authorized to make any recommendation on behalf of the Company, the Company’s board of directors, or DST, as the Depositary, Paying Agent or Information Agent, or any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, any recommendation and any information and representations other than those described herein must not be relied upon. This Offer has been neither approved nor disapproved by the SEC, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the accuracy or adequacy of the information contained or incorporated by reference into this Supplement or the Original Offer to Purchase. Any representation to the contrary is a criminal offense.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to DST, the Information Agent for the Offer (the “Information Agent”), by telephone toll free at 866-902-0063.

APRIL 3, 2018

IMPORTANT

We decided to make the Offer in response to an unsolicited offer to stockholders (the “MacKenzie Offer”) by MacKenzie Capital Management, LP and certain of its affiliates (collectively, “MacKenzie”) to purchase up to 2,000,000 Shares at a price equal to $12.11 per share in cash, less any distributions paid by the Company after January 31, 2018 on the Shares that are tendered. The MacKenzie Offer will expire on April 3, 2018 (unless extended).

We originally established the maximum number of Shares that may be purchased in this Offer by choosing the number equal to the maximum number of Shares in the MacKenzie Offer, and established the $13.15 per Share Purchase Price for this Offer by choosing a price that is higher than the MacKenzie Offer price. Subsequently, the Company’s board of directors decided, after further evaluating our ability to execute on the repositioning and growth of the portfolio and continue to comply with applicable covenants under our existing revolving credit facility, to decrease the number of Shares we will purchase, subject to the terms and conditions of the Offer, from 2,000,000 Shares to 230,000 Shares, reducing the maximum amount we would be required to pay to purchase Shares in the Offer to approximately $3.0 million. The Expiration Date for the Offer has been extended from 11:59 p.m., Eastern Time, on April 12, 2018, to 11:59 p.m., Eastern Time, on April 30, 2018 in order to provide stockholders additional time to evaluate the Offer.

If you have not previously tendered Shares and you wish to tender all or any portion of your Shares, you should follow the instructions described in Section 2 of the Original Offer to Purchase. You may tender your Shares using the Letter of Transmittal included with this Supplement, and following the procedures for tendering Shares set forth in the Original Offer to Purchase and the Letter of Transmittal. If you have previously tendered your Shares, and you do not wish to withdraw the tender of all or any portion of those Shares, you do not need to take any further action.

If you have previously tendered Shares, and you wish to withdraw the tender of all or any portion of those Shares, please follow the procedures for withdrawal of tendered Shares, as set forth in Section 4 of the Original Offer to Purchase.

If you have previously tendered Shares, and you wish to increase the number of Shares tendered, please submit a new and later-dated Letter of Transmittal containing your new instructions in accordance with the procedures contained in Section 2 of the Original Offer to Purchase, as amended by this Supplement, or, if you hold your Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company, custodian or other nominee and you are not the holder of record on our books, you must follow the procedures given to you by such broker, dealer, commercial bank, trust company, custodian or other nominee or contact such party and request that your prior instructions with respect to your tendered Shares be changed.

Section references used in this Supplement refer to the Sections of the Original Offer to Purchase, as amended by this Supplement and as may be further amended or supplemented from time to time. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Original Offer to Purchase.

Each reference to “2,000,000” as the total number of Shares the Company is offering to purchase pursuant to the Offer is hereby amended and replaced with “230,000,” each reference to “$26.3 million” as the amount of the payment to be made with respect to the total number of Shares the Company is offering to purchase in the Offer is hereby amended and replaced with “approximately $3.0 million,” each reference to the Expiration Date as “April 12, 2018” is hereby amended and replaced with “April 30, 2018,” and each reference to the current Estimated Per-Share NAV as “$21.45 as of December 31, 2016” is hereby amended and replaced with “$20.25 as of December 31, 2017.” In addition, information in the Original Offer to Purchase derived directly from the information subject to the specific amendments and replacements contemplated by the preceding sentence is also hereby amended to reflect those specific amendments and replacements. As of February 28, 2018, the latest month-end date prior to the date of this Supplement and the Original Offer to Purchase for which information is available, there were 91,059,182 Shares issued and outstanding, so no revisions related to the number of Shares issued and outstanding, or information derived therefrom, have been made.

Under the heading “Amendments to Specific Provisions” below, we have indicated other provisions in the Original Offer to Purchase that are specifically amended by this Supplement and set forth the corresponding amendments. These amendments are in addition to the amendments contemplated by the preceding paragraph and, as such, are not the only amendments to the Original Offer to Purchase effected through this Supplement. Information contained in the questions and answers under the heading “Summary Term Sheet” shall also be deemed to be specifically amended by this Supplement to the extent such information is substantially identical to information amended under the heading “Amendments to Specific Provisions.” Except as set forth herein, all of the terms and conditions of the Offer set forth in the Original Offer to Purchase shall continue to be applicable.

No person has been authorized to make any recommendation on behalf of the Company, the Company’s board of directors or DST, as the Depositary, Paying Agent or Information Agent or any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, any recommendation and any information and representations must not be relied upon. This Offer has been neither approved nor disapproved by the SEC, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the accuracy or adequacy of the information contained or incorporated by reference in this Supplement or the Original Offer to Purchase. Any representation to the contrary is a criminal offense.

Questions, requests for assistance and requests for additional copies of the Supplement, the Original Offer to Purchase and the Letter of Transmittal may be directed to DST, the Information Agent for the Offer, by telephone toll free at 866-902-0063.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Offer contains certain forward-looking statements and information relating to us that are based on current expectations, estimates, forecasts and projections and our management’s beliefs and assumptions about us, our future performance and our business, including statements about the Offer. These statements include, but are not limited to, statements about our strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in the Offer that are not statements of historical fact. In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, or in our communications and discussions with broker dealers or due diligence firms in the normal course of business through meetings, webcasts, phone calls and conference calls. Words such as “believe,” “estimate,” “expect,” “anticipate,” “intend,” “outlook,” “could,” “target,” “seek,” “should,” “may,” “assume,” “continue,” “plan” and “project” and as well as variations of such words and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements are not guarantees and involve certain risks, uncertainties and assumptions, including the fulfillment of the conditions to this Offer, that make the future difficult to predict. Actual results may not conform to, and may differ materially from, our expectations, intentions and predictions. We describe risks, uncertainties and assumptions that could affect our ability to execute our strategy, our future financial condition and the outcome or results of operations in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the SEC as it may be added to, or revised by, subsequent Quarterly Reports on Form 10-Q, as well as other filings we may make with the SEC. Except as required by applicable law, we neither intend to nor assume any obligation to update these forward- looking statements, which speak only as of the respective dates on which they were made. We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied or forecasted by our forward-looking statements.

AMENDMENTS TO SPECIFIC PROVISIONS

11.	Plans and Proposals

Section 11 of the Original Offer to Purchase is hereby amended and restated in its entirety as follows:

We are currently in negotiations with a third-party commercial lender to enter into a $118.7 million mortgage loan secured by 20 of our properties, 14 of which are currently pledged as part of the borrowing base under our existing revolving credit facility. We may use all or a portion of the net proceeds from this mortgage loan to repay indebtedness under our existing revolving credit facility, fund future acquisitions or for other general corporate purposes. We expect that the interest rate we pay on the new mortgage loan will be greater than the interest rate on the indebtedness we repay under our existing revolving credit facility. There can be no assurance that we will enter into the mortgage loan.

Except as set forth above, incorporated by reference herein, or as may occur in the ordinary course of business, we have no plan to take any action that relates to or would result in any of the following:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;
•	a purchase, sale or transfer of a material amount of our assets or any of our subsidiaries, other than the acquisition and disposition of properties in the ordinary course of business;
•	any material change in our present distribution rate or policy, or in the indebtedness or capitalization of the Company;
•	any change in our present board of directors or management;
•	any other material change in our corporate structure or business;
•	any class of our common stock becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;
•	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or
•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

12.	Source and Amount of Funds

Section 12 of the Original Offer to Purchase is hereby amended and restated as follows:

Assuming that we purchase 230,000 Shares at $13.15 per Share, the cost to us will be approximately $3.0 million in the aggregate, subject to our ability to increase the number of Shares accepted for payment in the Offer by up to, but not more than, 2% of the outstanding Shares (resulting in a commensurate increase in the aggregate cost to us by up to approximately $23.9 million) without amending or extending the Offer in accordance with rules promulgated by the SEC. Assuming that we do not increase the number of Shares accepted for payment, we expect that the maximum aggregate fees and expenses applicable to the Offer will be approximately $175,000. As of December 31, 2017, we had $94.2 million of unrestricted cash and cash equivalents. On January 29, 2018, we repurchased $8.0 million of shares through the SRP. In March 2018, we acquired five medical office properties for an aggregate purchase price of approximately $16.7 million. Under our existing revolving credit facility, the aggregate amount of all our unrestricted cash and cash equivalents must be equal to at least $30.0 million at all times. We intend to fund the purchase of Shares in the Offer and pay related costs using our available cash (which does not include restricted cash).

13.	Certain Information About the Company

The second sentence of the first paragraph contained under the caption “Our Business” in Section 13 of the Original Offer to Purchase is hereby amended and restated in its entirety as follows:

As of December 31, 2017, the Company owned 185 properties located in 30 states and comprised of 9.0 million rentable square feet.

Footnotes 4, 5 and 6 to the table contained under the caption “Beneficial Ownership of Shares by Directors and Officers” in Section 13 of the Original Offer to Purchase are hereby amended and restated in their entirety as follows:

(4)	Includes 26,078 unvested restricted Shares issued to Mr. Elman, including (i) 1,078 unvested restricted Shares granted on December 21, 2016, and (ii) 25,000 unvested restricted Shares granted on September 8, 2017, all of which vest annually over a five-year period in equal installments.

(5)	Includes 26,877 unvested restricted Shares issued to Mr. Rendell, including (i) 800 unvested restricted Shares granted on December 1, 2015 and 1,078 unvested restricted Shares granted on July 28, 2016, and (ii) 25,000 unvested restricted Shares granted on September 8, 2017, all of which vest over a five-year period in equal installments.

(6)	Includes 27,411 unvested restricted Shares issued to Ms. Tuppeny, including (i) 533 unvested restricted Shares granted on June 25, 2014, 800 unvested restricted Shares granted on July 13, 2015, and 1,078 unvested restricted shares granted on July 28, 2016, and (ii) 25,000 unvested restricted Shares granted on September 8, 2017, all of which vest over a five-year period in equal installments.

The first and second paragraph contained under the caption “Recent Securities Transactions” in Section 13 of the Original Offer to Purchase are hereby amended and restated in its entirety as follows:

On January 29, 2018, through the SRP, the Company repurchased 373,967 Shares for an aggregate purchase price of approximately $8.0 million or an average purchase price of  $21.45 per Share, equal to the then current Estimated Per-Share NAV.

Between January 1, 2018 and March 1, 2018, pursuant to the DRIP, the Company issued 622,343 Shares at $21.45 per Share, equal to the then current Estimated Per-Share NAV.

The list of SEC filings contained under the caption “Incorporation by Reference” in Section 13 of the Original Offer to Purchase is amended to add the following bullet points:

•	Our Annual Report on Form 10-K, filed on March 20, 2018.

•	Our Current Report on Form 8-K, filed on April 3, 2018.